EXHIBIT 1.01

Semtech Corporation
Conflict Minerals Report
for the Year Ended December 31, 2019

This Conflict Minerals Report of Semtech Corporation (“Semtech”) for calendar year 2019 is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources for such definitions. Unless the context otherwise requires, “Semtech” “we,” “our” and “us” refers to Semtech Corporation and its consolidated subsidiaries.

Semtech has determined that conflict minerals, which are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tantalum, tin, or tungsten (“conflict minerals”), are necessary to the functionality and/or production of many of our manufactured products. We undertook a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals in our manufactured products. This RCOI was reasonably designed to determine whether any of the conflict minerals in our manufactured products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether any of the conflict minerals may be from recycled or scrap sources. Semtech also exercised due diligence on the source and chain of custody of the conflict minerals.

Company Overview

Semtech is a leading global supplier of high-performance analog and mixed-signal semiconductors and advance algorithms. We design, develop, manufacture and market a wide range of products for commercial applications, the majority of which are sold into the infrastructure, high-end consumer and industrial end markets.

Infrastructure: data centers, passive optical networks, base stations, optical networks, servers, carrier networks, switches and routers, cable modems, wireless local area network (“LAN”) and other communication infrastructure equipment.

High-End Consumer: smartphones, tablets, wearables, desktops, notebooks and other handheld products, wireless charging, set-top boxes, digital televisions, monitors and displays, digital video recorders and other consumer equipment.

Industrial: Internet of Things (“IoT”), analog and digital video broadcast equipment, video-over-IP solutions, automated meter reading, smart grid, wireless charging, military and aerospace, medical, security systems, automotive, industrial and home automation and other industrial equipment.

Our end customers are primarily original equipment manufacturers and their suppliers.

Product Overview

During calendar year 2019, Semtech’s product lines were classified in the following categories: Signal Integrity, Wireless and Sensing, and Protection. The majority of our products contain various metals, including conflict minerals, which originate in mines around the world.

Signal Integrity. We design, develop and market a portfolio of optical data communications and video transport products used in a wide variety of enterprise computing, communications, and industrial applications. Our comprehensive portfolio of integrated circuits (“ICs”) for data centers, enterprise networks, passive optical networks (“PON”), and wireless base station optical transceivers and high-speed interfaces ranges from 100Mbps to 400Gbps and supports key industry standards such as Fibre Channel, Infiniband, Ethernet, PON and synchronous optical networks. Our video products offer advanced solutions for next generation high-definition broadcast applications, as well as highly differentiated video-over-IP technology for professional audio video applications.

Wireless and Sensing. We design, develop and market a portfolio of specialized radio frequency products used in a wide variety of industrial, medical and communications applications, and specialized sensing products used in industrial and consumer applications. Our wireless products, which include our LoRa® devices and wireless radio frequency technology (“LoRa Technology”), feature industry leading and longest range industrial, scientific and medical radio, enabling a lower total cost of ownership and increased reliability in all environments. This makes these products particularly suitable for machine to machine and IoT applications. Our unique sensing technology enables proximity sensing and advanced user interface solutions for our mobile and consumer products. Our wireless and sensing products can be found in a broad range of applications in the industrial, medical, and consumer markets. We also design, develop, and market power product devices that control, alter, regulate, and condition the power within electronic systems focused on the LoRa® and IoT infrastructure segment. The highest volume product types within this category are switching voltage regulators, combination switching and linear regulators, smart regulators, isolated switches, and wireless charging.

Protection. We design, develop and market high-performance protection devices, which are often referred to as transient voltage suppressors (“TVS”). TVS devices provide protection for electronic systems where voltage spikes (called transients), such as electrostatic discharge, electrical over stress or secondary lightning surge energy, can permanently damage sensitive ICs. Our portfolio of protection solutions include filter and termination devices that are integrated with the TVS device. Our products provide robust protection while preserving signal integrity in high-speed communications, networking and video interfaces. These products also operate at very low voltage. Our protection products can be found in a broad range of applications including smart phones, LCD and organic light-emitting diode TVs and displays, set-top boxes, monitors and displays, tablets, computers, notebooks, base stations, routers, automobile and industrial instruments.

Reasonable Country of Origin Inquiry and Due Diligence Process

Semtech as a purchaser is many steps removed from the mining of the conflict minerals that is necessary to the functionality or production of our semiconductor products. We do not purchase raw ore or unrefined conflict minerals, and we do no purchasing in the Covered Countries. In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the conflict minerals sourcing information to us per our Conflict Minerals Policy (available at: https://www.semtech.com/uploads/quality/SEMDOC004328-Conflict-Minerals-Semtech-Policy-Program-Expectations.pdf) and the Semtech Policy Regarding Conflict Metals Procured from Conflict Areas (available at: https://www.semtech.com/uploads/quality/Metals-Procured-from-Conflict-Areas-Policy.pdf). We have also implemented a vendor qualification requirement that requires the provision of such information upon engagement of a new vendor.

For this Report, we performed an analysis of our products and product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. We adopted the standard Conflict Minerals reporting template (“CMRT”) established by the Responsible Minerals Initiative (the “RMI”) and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, materials, and turnkey and assembly service suppliers.

We designed our due diligence measures to be in conformity, in all material respects, with the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold, tin, tantalum and tungsten (“OECD Framework”).

Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Framework:

1. Establish strong company management systems:

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Adopted a Conflict Minerals Policy which provides that Semtech will seek to ensure, to the extent reasonably practicable in light of existing supply chain validation and auditing capabilities, that the products within our supply chain are not fabricated nor assembled with metals whose origin traces back to any “conflict areas” as identified by the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010;

•	Established a conflict minerals working group to oversee our due diligence process;

•	Communicated with our direct suppliers and requested that they execute the CMRT twice annually (February and August);

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Incorporated vendor qualification requirements related to conflict minerals in our standard qualification process so that current and future suppliers are obligated to participate in a supply chain survey and related due diligence activities; and

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Established a company-wide grievance mechanism, EthicsPoint®, that serves as Semtech’s confidential and anonymous procedure for employee submissions of concerns regarding ethical violations or questionable accounting or auditing matters, including concerns with violations of Semtech’s Conflict Minerals Policy.

2. Identify and assess risks in our supply chain:

•	Identified direct suppliers that supply products to Semtech that may contain conflict minerals;

•	Conducted a supply-chain survey with direct suppliers using the CMRT to identify the smelters and refiners which contribute refined conflict minerals to Semtech products;

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Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter and refiner facilities which have received an RMAP Conformant designation as a result of an independent third party smelter audit conducted pursuant to RMI’s Responsible Minerals Assurance Process (“RMAP”); and

•	Reviewed other information provided by direct suppliers with respect to their investigations regarding smelters and refiners within their supply chain.

3. Design and implement a strategy to respond to identified risks:

•	Followed up with direct suppliers that did not respond to the survey or that provided incomplete responses.

4. Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing:

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Semtech does not have a direct relationship with conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with conflict minerals. However, we do rely upon third parties to coordinate and conduct third-party audits of these facilities. We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.

5. Report annually on supply chain due diligence:

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In addition to this Report which discloses our supply chain due diligence, further information about our supply chain due diligence is disclosed in the Semtech Policy Regarding Conflict Metals Procured from Conflict Areas which is posted on our website at https://www.semtech.com/uploads/quality/Metals-Procured-from-Conflict-Areas-Policy.pdf, and our Conflict Minerals Policy which is posted on our website at https://www.semtech.com/uploads/quality/SEMDOC004328-Conflict-Minerals-Semtech-Policy-Program-Expectations.pdf.

Results of Due Diligence

For the reporting period January 1 to December 31, 2019, following our reasonable country of origin inquiry and our due diligence process, we have reason to believe that a portion of the conflict minerals used in our products originated from the Covered Countries, but we have not identified any instances in which the sourcing of conflict minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.
Our determination as to the origins and chain of custody of the conflict minerals is based on the reasonable country of origin inquiry and due diligence measures described above and expressly subject to the Cautionary Statements set forth below.

As a result of Semtech’s due diligence efforts, we received survey responses to the CMRT from 56 suppliers, representing 88% of our suppliers that we believe provide components to us, or engage in manufacturing activities for us, that may contain conflict minerals (the “Covered Components/Materials”). 93% (52 of the responding suppliers) stated that they did, in fact, provide Covered Components/Materials. 19 of the responding suppliers confirmed that the Covered Components/Materials they provided to us either (a) did not contain conflict minerals sourced from the Covered Countries, or (b) originated entirely from recycled or scrap sources.

Although the remaining 33 responding suppliers stated that the Covered Components/Materials they provided to us (a) may contain conflict minerals sourced from the Covered Countries, and (b) did not originate entirely from recycled or scrap sources, all responding suppliers provided information regarding smelters and refineries in their supply chains. Semtech has confirmed that 99% of the 249 unique smelters and refineries identified by our responding suppliers as potentially in our supply chain are on the list of smelters and refineries that have been determined to responsibly source materials and have been designated RMAP Conformant pursuant to the RMAP.
Validation under the RMAP process has been accepted by our industry as a reputable standard for determining whether a smelter or refiner processes conflict minerals that directly or indirectly finance or benefit armed groups. Like our industry peers, Semtech relies on the independent third-party audits conducted pursuant to the RMAP as furnishing a reasonable basis to conclude that smelters and refiners validated under such program have control procedures that prevent them from directly or indirectly financing or benefiting armed groups operating in the Covered Countries. Because of industry acceptance of the RMAP, Semtech found no reasonable basis for independently determining that these validated smelters and refiners sourced conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.

Cautionary Statements
Our reasonable country of origin inquiry as well as our due diligence measures have endeavored to overcome the unavoidable limitations inherent in collecting information about the origins and chain of custody of the conflict minerals used in our finished products as a downstream purchaser of the conflict minerals operating within a complex international electronics supply chain. As such, we rely on our suppliers for the ultimate veracity of the information which they provide about the smelters or refiners whom they employ because we do not have any direct contractual relationship with or power of control over such smelters or refiners. Information subjected to fraud by third parties may elude detection even after having been subjected to robust verification due diligence measures. In spite of these difficulties, our determination made herein stands as reasonable assurance of the current status of our conflict minerals compliance and in no way detracts from our commitment towards creating a conflict-free supply chain for our products when infrastructures that further facilitate conflict minerals compliance would become more prevalent, established and readily available at reasonable cost in time and resources. In addition, although we requested information at a product level, many suppliers returned information at a company or division level, not at a product level. Such suppliers were unable to specify the smelters or refiners used for components supplied to Semtech. Therefore, the information provided was not necessarily limited to smelters or refiners used for components supplied to us and confirmed to be in our supply chain.

Risk Mitigation Measures

During calendar year 2019, Semtech disqualified and ceased to purchase products and/or services from one supplier as a result of failure to fix reporting errors. Semtech is taking or intends to continue to take the following steps to improve its due diligence during the next compliance period to further mitigate the risk that its necessary conflict minerals do not benefit armed groups in the Covered Countries:

•	Continuing to encourage our direct suppliers to purchase materials from smelters or refiners who have responsibly sourced materials and been designated RMAP Conformant pursuant to the RMAP;

•	Continuing to work with direct suppliers to provide responses to the surveys at a product level instead of a company or divisional level;

•	Continuing to compare due diligence results to audit results based on the RMAP and via independent conflict free smelter validation programs as they are established; and

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Continuing the design and implementation of a plan to monitor and track suppliers, if any, identified as not meeting the requirements set forth in our Conflict Minerals Policy to determine their progress in meeting those requirements.